UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2011

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheet
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income
Unaudited Interim Consolidated Statements of Retained Earnings and Contributed Surplus
Unaudited Interim Consolidated Statements of Cash Flows
Notes to Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 31, 2011, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2011. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2011 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2011 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 5, 2011

EXFO Reports Sales Growth for a Sixth Consecutive Quarter

▪	Sales increase 50.2% year-over-year to US$72.0 million, 5th straight quarter of record sales
▪	EBITDA* reaches US$8.4 million (11.6% of sales) despite FX loss of US$2.4 million
▪	Cash position increases US$41.8 million year-to-date to US$73.6 million

QUEBEC CITY, CANADA, March 31, 2011 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today sales growth for a sixth consecutive quarter, including five straight reporting periods of record sales.

Sales increased 50.2% to US$72.0 million in the second quarter of fiscal 2011 ended February 28, 2011, from US$48.0 million in the second quarter of 2010 and 9.7% from US$65.7 million in the first quarter of 2011. Organic sales growth, excluding the NetHawk acquisition and divested Life Sciences and Industrial Division, improved 40.0% year-over-year and 13.2% sequentially.

Net bookings increased 11.5% to US$57.6 million in the second quarter of fiscal 2011 from US$51.6 million in the same period last year and decreased 35.9% from US$89.8 million in the seasonally high first quarter of 2011. The company’s book-to-bill ratio was 0.80 in the second quarter of 2011 and 1.07 at the mid-point of fiscal 2011.

Gross margin reached 61.4% of sales in the second quarter of fiscal 2011 compared to 60.8% in the second quarter of 2010 and 62.2% in the first quarter of 2011. At the mid-point of the fiscal 2011, gross margin amounted to 61.8% of sales compared to 62.8% in the same period in 2010.

GAAP net earnings in the second quarter of fiscal 2011 totaled US$1.7 million, or US$0.03 per diluted share, compared to US$1.2 million, or US$0.02 per diluted share, in the same period last year and US$14.1 million, or US$0.23 per diluted share, in the first quarter of 2011. It should be noted that in the first quarter of 2011 EXFO recorded an after-tax gain of US$13.1 million, or US$0.21 per diluted share, from the disposal of discontinued operations (Life Sciences and Industrial Division). GAAP net earnings in the second quarter of 2011 included US$2.4 million in amortization of intangible assets and US$0.6 million in stock-based compensation costs. The former item resulted in an income tax recovery of US$0.2 million. The company also reported a foreign exchange loss of US$2.4 million in the second quarter of 2011.

EXFO increased its cash and short-term investments to US$73.6 million at the end of the second quarter of 2011 from US$50.6 million in the previous quarter mainly due to US$20.7 million in cash flows from operations.

“Overall, I am satisfied with our financial performance in the first half of fiscal 2011 based on year-over-year sales growth of 56.0%, or 43.2% organically, bookings increase of 49.8% for a book-to-bill ratio of 1.07, EBITDA* of US$16.5 million despite US$3.5 million in foreign exchange losses, and an increase in our cash position of more than US$40 million to provide us with flexibility,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “As expected, second-quarter bookings were down sequentially due to seasonality and significant year-end money received in the first quarter. Nonetheless, our backlog is now at a more manageable level in our typically strong third quarter. I remain confident that the trends toward explosive bandwidth demand and IP network convergence compel fixed and mobile operators to accelerate their strategic investments in wireless backhaul, 3G/4G, FTTH and VDSL deployments as well as 40G and 100G network upgrades.”

Selected Financial Information
(In thousands of US dollars)

		Q2 2011	Q1 2011		Q2 2010
Sales:
Continuing operations (formerly the Telecom Division)		$72,046	$65,653		$47,951
Discontinued operations (formerly the Life Sciences & Industrial Division		−	1,991		6,159
Total		$72,046	$67,644		$54,110

Gross margin:
Continuing operations		$44,225	$40,868		$29,133
		61.4%	62.2%		60.8%
Discontinued operations	$	−	$989		$3,344
		− %	49.7%		54.3%
Total		$44,225	$41,857		$32,477
		61.4%	61.9%		60.0%

Other selected information:
GAAP net earnings		$1,653	$14,071		$1,154
Amortization of intangible assets		$2,367	$2,570		$1,502
Stock-based compensation costs		$625	$738		$469
Net income tax effect of the above items		$(157)	$(192)		$(484)
After-tax gain on the disposal of discontinued operations	$	−	$(13,071)	$	−
Foreign exchange losses		$(2,395)	$(1,113)		$(1,026)
Adjusted EBITDA*		$8,351	$8,188		$5,712

Operating Expenses
Selling and administrative expenses totaled US$22.2 million, or 30.9% of sales, in the second quarter of fiscal 2011 compared to US$15.3 million, or 31.9% of sales, in the same period last year and US$19.9 million, or 30.3% of sales, in the first quarter of 2011.

Gross research and development expenses amounted to US$13.8 million, or 19.2% of sales, in the second quarter of fiscal 2011 compared to US$9.8 million, or 20.4% of sales, in the second quarter of 2010 and US$13.7 million, or 20.9% of sales, in the first quarter of 2011.

Net R&D expenses totaled US$11.2 million, or 15.6% of sales, in the second quarter of fiscal 2011 compared to US$8.4 million, or 17.5% of sales, in the same period last year and US$11.6 million, or 17.7% of sales, in the first quarter of 2011.

Second-Quarter Business Highlights — Broadband Deployments and IP Fixed-Mobile Network Convergence
▪	EXFO generated record sales of US$72.0 million, reflecting strong traction in its Optical, Protocol and Copper Access businesses.
▪	NetHawk, acquired in mid-March 2010, posted US$4.9 million in sales and US$8.7 million in bookings.
▪
EXFO added deep packet inspection (DPI) technology to its wireless analyzers and service assurance systems during the quarter. This value-added solution will enable subscriber-based, application-level monitoring for assessing long-term evolution (LTE) and other packet-based networks.

▪
EXFO’s top customer accounted for 7.5% of sales and its top three customers 17.9% in the second quarter. At the mid-point of fiscal 2011, EXFO’s top customer represented 7.2% of sales and top three customers 18.5%.

▪	EXFO launched two new products in the second quarter and nine after the first half of fiscal 2011.

Profitable Growth Path
EXFO generated EBITDA* of US$8.4 million (11.6% of sales) in the second quarter of fiscal 2011 on revenue of US$72.0 million, despite a pre-tax, foreign exchange loss of US$2.4 million (3.3% of sales). Foreign exchange losses or gains are included in EBITDA.* See the section below entitled “Non-GAAP Financial Measures” for a reconciliation of EBITDA* with GAAP net earnings.

Business Outlook
EXFO forecasts sales between US$67.0 million and US$72.0 million for the third quarter of fiscal 2011, while GAAP net earnings are expected to range between US$0.01 and US$0.05 per diluted share. GAAP net earnings include US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2011. To listen to the conference call and participate in the question period via telephone, dial 1-416-981-9094. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 7, 2011. The replay number is 1-402-977-9141 and the reservation number is 21513253. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks — from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, and various optical technologies (accounting for an estimated 35% of the portable fiber-optic test market). EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

EXFO Brand Name
The corporate name of the company is EXFO Inc. The company requests that all media outlets and publications use the corporate name (“EXFO Inc.”) or abbreviated name (“EXFO”) in capital letters for branding purposes. EXFO would like to thank all parties in advance for their cooperation.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test, measurement and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications industry; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this press release. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

Non-GAAP Financial Measures
EXFO provides non-GAAP financial measures (EBITDA* and adjusted EBITDA*) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to GAAP measures, allows them to see the company's results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

*
EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment, amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

The following table summarizes the reconciliation of EBITDA and adjusted EBITDA to GAAP net earnings in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)
	Three months ended February 28, 2011	Three months ended November 30, 2010	Three months ended February 28, 2010

GAAP net earnings for the period	$1,653	$14,071	$1,154

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	1,626	1,674	1,274
Discontinued operations	–	14	38
Amortization of intangible assets
Continuing operations	2,367	2,566	1,492
Discontinued operations	–	4	10
Interest expense
Continuing operations	8	64	76
Income taxes
Continuing operations	2,697	2,806	1,299
Discontinued operations	–	201	369

EBITDA for the period	8,351	21,400	5,712
Gain on disposal of discontinued operations	–	(13,212)	–
Adjusted EBITDA for the period	$8,351	$8,188	$5,712

Adjusted EDITDA in percentage of total sales	11.6%	12.1%	10.6%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at February 28, 2011	As at August 31, 2010
Assets

Current assets
Cash	$25,879	$21,440
Short-term investments	47,724	10,379
Accounts receivable (note 5)
Trade	51,418	50,190
Other	6,860	5,217
Income taxes and tax credits recoverable	4,304	2,604
Inventories (note 6)	47,889	40,328
Prepaid expenses	3,738	2,816
Future income taxes	6,787	6,191
Current assets held for sale (note 3)	–	3,991
	194,599	143,156

Tax credits recoverable	34,551	29,397
Forward exchange contracts (note 5)	421	–
Property, plant and equipment	24,466	23,455
Intangible assets	25,817	27,947
Goodwill	30,415	29,355
Future income taxes	10,312	12,884
Long-term assets held for sale (note 3)	–	7,308

	$320,581	$273,502
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$36,159	$30,870
Income taxes payable	894	426
Current portion of long-term debt (note 8)	619	568
Deferred revenue	11,611	10,354
Current liabilities related to assets held for sale (note 3)	–	2,531
	49,283	44,749

Deferred revenue	6,752	5,775
Long-term debt (note 8)	1,239	1,419
Other liabilities	821	603
Future income taxes	2,658	–
Long-term liabilities related to assets held for sale (note 3)	–	537

	60,753	53,083
Contingency (note 9)

Shareholders’ equity
Share capital (note 10)	109,558	106,126
Contributed surplus	17,621	18,563
Retained earnings	66,252	50,528
Accumulated other comprehensive income	66,397	45,202

	259,828	220,419

	$320,581	$273,502

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Sales	$72,046	$137,699	$47,951	$88,243

Cost of sales (1,2)	27,821	52,606	18,818	32,851
Gross margin	44,225	85,093	29,133	55,392

Operating expenses
Selling and administrative (1)	22,235	42,134	15,297	29,101
Net research and development (1) (note 11)	11,244	22,845	8,413	16,194
Amortization of property, plant and equipment	1,626	3,300	1,274	2,532
Amortization of intangible assets	2,367	4,933	1,492	2,952
Total operating expenses	37,472	73,212	26,476	50,779
Earnings from operations	6,753	11,881	2,657	4,613

Interest expense	(8)	(72)	(76)	(118)
Foreign exchange loss	(2,395)	(3,508)	(1,026)	(2,048)
Earnings before income taxes	4,350	8,301	1,555	2,447

Income taxes (note 12)	2,697	5,503	1,299	2,421

Net earnings from continuing operations	1,653	2,798	256	26

Net earnings from discontinued operations (note 3)	–	12,926	898	1,462

Net earnings for the period	$1,653	$15,724	$1,154	$1,488

Basic and diluted net earnings from continuing operations per share	$0.03	$0.05	$0.00	$0.00
Basis net earnings from discontinued operations per share	$–	$0.22	$0.02	$0.02
Diluted net earnings from discontinued operations per share	$–	$0.21	$0.01	$0.02
Basis net earnings per share	$0.03	$0.26	$0.02	$0.03
Diluted net earnings per share	$0.03	$0.26	$0.02	$0.02

Basic weighted average number of shares outstanding (000’s)	59,900	59,782	59,427	59,406

Diluted weighted average number of shares outstanding (000’s) (note 13)	61,524	61,314	60,529	60,325

(1) Stock-based compensation costs included in:
Cost of sales	$51	$99	$40	$79
Selling and administrative	$433	$755	$279	$523
Net research and development	$141	$245	$116	$217
Net earnings from discontinued operations	$–	$264	$34	$68

(2)	The cost of sales is exclusive of amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income
and Accumulated Other Comprehensive Income

(in thousands of US dollars)

Comprehensive income
	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Net earnings for the period	$1,653	$15,724	$1,154	$1,488
Foreign currency translation adjustment	12,974	19,313	989	8,802
Unrealized gains on forward exchange contracts	1,794	3,238	158	1,322
Reclassification of realized gains on forward exchange contracts in net earnings	(464)	(653)	(382)	(305)
Future income taxes effect of the above items	(365)	(703)	69	(316)

Comprehensive income	$15,592	$36,919	$1,988	$10,991

Accumulated other comprehensive income
	Six months ended February 28,

	2011	2010

Foreign currency translation adjustment
Cumulative effect of prior periods	$44,186	$40,458
Current period	19,313	8,802

	63,499	49,260

Unrealized gains on forward exchange contracts
Cumulative effect of prior periods	1,018	1,076
Current period, net of realized gains and future income taxes	1,882	701

	2,900	1,777

Unrealized losses on short-term investments
Cumulative effect of prior periods	(2)	(2)

Accumulated other comprehensive income	$66,397	$51,035

Total retained earnings and accumulated other comprehensive income amounted to $96,432 and $132,649 as at February 28, 2010 and 2011, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Retained Earnings
and Contributed Surplus

(in thousands of US dollars)

Retained earnings
	Six months ended February 28,

	2011	2010

Balance – Beginning of the period	$50,528	$43,909

Add
Net earnings for the period	15,724	1,488

Balance – End of the period	$66,252	$45,397

Contributed surplus
	Six months ended February 28,

	2011	2010

Balance – Beginning of the period	$18,563	$17,758

Add (deduct)
Stock-based compensation costs	1,210	858
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(2,152)	(627)
Discount on redemption of share capital	–	3

Balance – End of the period	$17,621	$17,992

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010
Cash flows from operating activities
Net earnings for the period	$1,653	$15,724	$1,154	$1,488
Add (deduct) items not affecting cash
Change in discount on short-term investments	(9)	(27)	7	9
Stock-based compensation costs	625	1,363	469	887
Amortization	3,993	8,251	2,814	5,574
Gain on disposal of discontinued operations (note 3)	–	(13,212)	–	–
Deferred revenue	3,250	679	3,465	2,923
Future income taxes	2,596	4,563	1,904	3,060
Change in unrealized foreign exchange gain/loss	1,054	1,591	273	1,043

	13,162	18,932	10,086	14,984

Change in non-cash operating items
Accounts receivable	9,085	4,605	(5,127)	(9,229)
Income taxes and tax credits	(2,203)	(3,205)	(1,866)	(3,371)
Inventories	(2,098)	(3,460)	(762)	(3,113)
Prepaid expenses	(324)	(709)	(10)	(615)
Accounts payable and accrued liabilities	3,074	1,850	2,645	3,675
Other liabilities	17	152	–	–

	20,713	18,165	4,966	2,331
Cash flows from investing activities
Additions to short-term investments	(88,804)	(314,950)	(101,643)	(180,597)
Proceeds from disposal and maturity of short-term investments	70,313	279,918	104,926	186,262
Additions to capital assets	(1,316)	(3,295)	(1,464)	(2,809)
Net proceeds from disposal of discontinued operations (note 3)	(61)	22,063	–	–
Business combination	(111)	(243)	–	–

	(19,979)	(16,507)	1,819	2,856
Cash flows from financing activities
Repayment of long-term debt	(296)	(296)	–	–
Exercise of stock options	1,219	1,280	127	127
Redemption of share capital	–	–	–	(14)

	923	984	127	113

Effect of foreign exchange rate changes on cash	784	1,128	(135)	(32)

Change in cash	2,441	3,770	6,777	5,268
Cash – Beginning of the period	23,438	22,109	9,102	10,611
Cash – End of the period	$25,879	$25,879	$15,879	$15,879

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Interim Financial Information

The financial information as at February 28, 2011, and for the three- and six-month periods ended February 28, 2010 and 2011, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements, except for the changes described in note 2. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2	New Accounting Standards and Pronouncements

Adopted in fiscal 2011

In December 2009, the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which is applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual  period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables”, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. The company adopted this standard on September 1, 2010 at the same time it adopted similar new U.S. GAAP requirements (note 14), and its adoption had no material effect on its consolidated financial statements.

Update to the accounting policy on revenue recognition

The company’s multiple deliverable revenue arrangements may include tangible products (software and/or non software components), extended warranties, maintenance contracts, post-contract customer support (PCS) on software components as well as installation.

Starting September 1, 2010, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products’ essential functionality, the company allocates revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (“VSOE”) of fair value if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available.

The company establishes VSOE of selling price using the price charged for a deliverable when sold separately and, in some instances, using the price established by management having the relevant authority. TPE of selling price is established by evaluating similar and interchangeable competitor goods or services in sales to similarly situated customers. When VSOE or TPE are not available, the company uses BESP. The company establishes BESP using historical selling price trends, if available, and considering multiple factors including, but not limited to geography, market conditions, competitive landscape, internal costs and pricing practices. When determining BESP, the company’s management applies judgment when establishing pricing strategies and evaluating market conditions and product lifecycles. The determination of BESP is made through consultation with and approval by the company’s management. The company may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, the company may modify its pricing practices in the future, which may result in changes in BESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple-element arrangements from the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and customer service. They qualify as a separate unit of accounting. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis. The selling price of the maintenance contracts is determined using VSOE.

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. They qualify as a separate unit of accounting. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis. The selling price of the extended warranties is determined using BESP.

When a sales arrangement contains multiple elements and software and non-software components do not function together to deliver the tangible products’ essential functionality, the company allocates revenue between the tangible products and the PCS, if any, based on VSOE of selling price of each element. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

To be adopted after fiscal 2011

The company will cease to prepare its consolidated financial statements in accordance with Canadian GAAP as set out in Part V of the CICA Handbook – Accounting ("Canadian GAAP") for the periods beginning on September 1, 2011, when it will start to apply as its primary basis of accounting the International Financial Reporting Standards published by the International Accounting Standards Board and set out in Part I of the CICA Handbook – Accounting. Consequently, future accounting changes to Canadian GAAP are not discussed in these consolidated financial statements as they will never be applied by the company.

3	Discontinued Operations

During the fourth quarter of 2010, the company engaged in a plan to sell its Life Sciences and Industrial Division to focus its activities in the telecom test and service assurance market. On October 1, 2010, the company closed the sale of that Division for total proceeds of $21,623,000, net of a bank overdraft of $303,000, selling costs of $909,000 and future income taxes of $141,000. As such, this Division has been considered as an operation held for sale and presented as discontinued operations. Assets and liabilities for the comparative period ended August 31, 2010 have been classified as assets held for sale and liabilities related to assets held for sale; revenues and expenses have been classified as discontinued operations for all reporting periods. As a result of the classification of the operations of the Life Sciences and Industrial Division as operation held for sale and as discontinued operations, the company has only one operating segment for all reporting periods. The sale of that Division resulted in a gain on disposal of $13,212,000.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The results of the discontinued operations are as follows:

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010
		(30 days)	(90 days)	(181 days)
Sales	$–	$1,991	$6,159	$11,427
Gross margin	$–	$989	$3,344	$6,207
Earnings (loss) from operations	$–	$(6)	$1,278	$2,050
Gain from disposal of discontinued operations	$–	$13,212	$–	$–
Net earnings from discontinued operations	$–	$12,926	$898	$1,462
Basic net earnings from discontinued operations per share	$–	$0.22	$0.02	$0.02
Diluted net earnings from discontinued operations per share	$–	$0.21	$0.01	$0.02

The assets and liabilities of the discontinued operations as at August 31, 2010 are presented as assets held for sale and liabilities related to assets held for sale as follows:

Assets

Current assets
Cash	$669
Accounts receivable	84
Income taxes and tax credits recoverable	188
Inventories	2,670
Prepaid expenses	158
Future income taxes	222

Current assets held for sale	3,991

Tax credits recoverable	2,142
Property, plant and equipment	349
Intangible assets	48
Goodwill	4,769

Long-term assets held for sale	7,308

$11,299
Liabilities

Current liabilities related to assets held for sale	$2,531

Long-term liabilities related to assets held for sale	537

$3,068

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive income. Accumulated other comprehensive income’s main components are the cumulative foreign currency translation adjustment, which is the result of the translation of the company’s consolidated financial statements into US dollars (the reporting currency), as well as after-tax unrealized gains (losses) on forward exchange contracts.

The capital of the company amounted to $175,217,000 and $193,431,000 as at August 31, 2010 and February 28, 2011, respectively.

5	Financial Instruments

Financial assets and liabilities are initially recognized at fair value and their subsequent measurement depends on their classification, as described below. Their classification depends on the intended purpose when the financial instruments have been acquired or issued, as well as on their characteristics and their designation by the company.

Classification

Financial assets
Cash	Held for trading
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Forward exchange contracts	Cash flow hedge
Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Other liabilities	Other financial liabilities
Forward exchange contracts	Cash flow hedge

Held-for-trading, available-for-sale and cash flow hedge financial instruments are subsequently measured at fair value. Loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Fair value hierarchy

The company’s cash, short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s cash and forward exchange contracts are classified within level 2 of the hierarchy because they are valued using quoted prices that are not active and forward foreign exchange rates at the balance sheet date.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Market risk

Currency risk

The principal measurement currency of the company is the Canadian dollar. The company is exposed to a currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts (US dollars) and certain operating expenses (US dollars and euros). Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 28, 2011, the company held contracts to sell US dollars for Canadian dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2011 to August 2011	$ 13,500	1.0906
September 2011 to August 2012	20,400	1.0802
September 2012 to January 2013	1,500	1.0722
Total	$ 35,400	1.0838

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $597,000 as at August 31, 2010 and $3,818,000 as at February 28, 2011.

Based on the portfolio of forward exchange contracts as at February 28, 2011, the company estimates that the portion of the net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $2,808,000.

As at February 28, 2011, forward exchange contracts in the amount of $2,808,000 are presented as current assets in other receivable in the balance sheet and forward exchange contracts, in the amount of $421,000, are presented as long-term assets in forward exchange contracts in the balance sheet. These forward exchange contracts are not yet recorded within sales.

During the three months ended February 28, 2010 and 2011, the company recognized within its sales foreign exchange gains on forward exchange contracts of $432,000 and $591,000, respectively. During the six months ended February 28, 2010 and 2011, the company recognized within its sales foreign exchange gains on forward exchange contracts of $499,000 and $1,051,000, respectively.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes significant financial assets and liabilities that are subject to currency risk as at February 28, 2010 and 2011:

	As at February 28,
	2011		2010
	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)	Carrying/ nominal amount (in thousands of US dollars)	Carrying/ nominal amount (in thousands of euros)

Financial assets
Cash	$10,369	€1,128	$4,645	€5,509
Accounts receivable	32,010	3,846	24,268	2,586
	42,379	4,974	28,913	8,095
Financial liabilities
Accounts payable and accrued liabilities	9,971	405	7,714	394
Forward exchange contracts (nominal amount)	4,800	–	6,200	–
	14,771	405	13,914	394
Net exposure	$27,608	€4,569	$14,999	€7,701

The value of the Canadian dollar compared to the US dollar was CA$0.9714 = US$1.00 as at February 28, 2011.

The value of the Canadian dollar compared to the euro was CA$1.3432 = €1.00 as at February 28, 2011.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at February 28, 2011:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $1,503,000 or $0.02 per diluted share and $2,374,000, or $0.04 per diluted share as at February 28, 2010 and 2011, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $851,000 or $0.01 per diluted share and $618,000, or $0.01 per diluted share as at February 28, 2010 and 2011, respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,726,000 and $2,134,000 as at February 28, 2010 and 2011, respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, which impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also impacts the company’s balances of income tax and tax credits recoverable or payable and future income tax assets and liabilities of its integrated foreign subsidiaries; this may result in additional and significant foreign exchange gain or loss. However, these assets and liabilities are not considered financial instruments and are excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the statements of earnings line items, as the company has a significant net exposure in Canadian dollars and in euros, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Interest rate risk

The company is exposed to interest rate risks through its short-term investments and its long-term debt.

Short-term investments

As at February 28, 2011, the company’s short-term investments, in the amount of $47,724,000, bear interest at rates ranging between 1.0% and 1.2% and mature in March and April 2011.

The fair value of short-term investments based on market value amounted to $10,379,000 and $47,724,000 as at August 31, 2010 and February 28, 2011, respectively.

Due to their short-term maturity of usually three months or less, the company’s short-term investments are not subject to significant fair value interest rate risk. Accordingly, change in fair value has been nominal to the degree that amortized cost has historically approximated the fair value. Any change in fair value of the company’s short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Long-term debt

As at February 28, 2011, the company’s long-term debt, in the amount of $1,858,000, bears interest at an annual rate of 2.95% and matures in December 2013 (note 8).

Other financial instruments

Cash, accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and liabilities. Accounts receivable and accounts payable and accrued liabilities are financial instruments whose carrying value approximates their fair value due to their short-term maturity.

Credit risk

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts (with a positive fair value). As at February 28, 2011, the company’s short-term investments consist of debt instruments issued by eleven (nine as at August 31, 2010) high-credit quality corporations and trusts. None of these debt instruments are expected to be affected by a significant liquidity risk. The company’s cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $1,243,000 and $1,318,000 as at August 31, 2010 and February 28, 2011, respectively. Bad debt recovery amounted to nil and $72,000 for the three months ended February 28, 2010 and 2011, respectively, and $17,000 and $211,000 for the six months ended February 28, 2010 and 2011, respectively.

For the three months ended February 28, 2010 and 2011, no customer represented more than 10% of consolidated sales.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at February 28, 2011	As at August 31, 2010

Current	$36,259	$38,663
Past due, 0 to 30 days	9,246	6,787
Past due, 31 to 60 days	2,575	1,991
Past due, more than 60 days, less allowance for doubtful accounts of $1,243 and $1,318 as at August 31, 2010 and February 28, 2011, respectively	3,338	2,749
Total accounts receivable	$51,418	$50,190

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following table summarizes the contractual maturity of the company’s derivative and non-derivative financial liabilities as at February 28, 2011:

	As at February 28, 2011

	0-12 months	13-24 months	25-36 months

Accounts payable and accrued liabilities	$34,337	$–	$–
Long-term debt	619	619	620
Other liabilities	–	292	–
Forward exchange contracts
Outflow	26,400	9,000	–
Inflow	(29,496)	(10,001)	–
Total	$31,860	$(90)	$620

	As at August 31, 2010

	0-12 months	13-24 months	25-36 months	Over 36 months

Accounts payable and accrued liabilities	$29,711	$–	$–	$–
Long-term debt	568	568	568	283
Other liabilities	–	295	−	−
Forward exchange contracts
Outflow	29,500	20,400	1,500	–
Inflow	(30,141)	(20,662)	(1,508)	–
Total	$29,638	$601	$560	$283

As at February 28, 2011, the company had $73,603,000 in cash and short-term investments and $58,278,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $14,137,000 for working capital and other general corporate purposes, including potential acquisitions and its share repurchase program as well as unused lines of credit of $17,862,000 for foreign currency exposure related to its forward exchange contracts.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

6	Inventories

	As at February 28, 2011	As at August 31, 2010

Raw materials	$26,599	$21,505
Work in progress	2,064	1,975
Finished goods	19,226	16,848

	$47,889	$40,328

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting periods, except for the related amortization, which is shown separately in operating expenses.

Inventory write-down amounted to $620,000 and $835,000 for the three months ended February 28, 2010 and 2011, respectively and $1,210,000 and $1,546,000 for the six months ended February 28, 2010 and 2011, respectively.

7	Accounts Payable and Accrued Liabilities

	As at February 28, 2011	As at August 31, 2010

Trade	$15,917	$14,244
Salaries and social benefits	14,759	12,400
Warranty	1,424	579
Commissions	897	831
Forward exchange contracts	–	232
Other	3,162	2,584

	$36,159	$30,870

Changes in the warranty provision are as follows:

	Six months ended February 28,

	2011	2010

Balance – Beginning of period	$579	$699
Provision	1,094	472
Settlements	(249)	(276)

Balance – End of period	$1,424	$895

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Long-Term Debt

	As at February 28, 2011	As at August 31, 2010

Loan collateralized by assets of NetHawk Oyj, denominated in euros (€1,568), bearing interest at 2.95%, repayable in semi-annual installments of $310 (€224), maturing in December 2013	$1,858	$1,987

Less: current portion	619	568

	$1,239	$1,419

9	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, management has determined the impact to its financial position and results of operations as at and for the three- and six-month periods ended February 28, 2011 to be immaterial.

10	Interim Financial Information

On November 5, 2010, the company announced that its Board of Directors had authorized the third renewal of its share repurchase program, by way of a normal course issuer bid on the open market, of up to 10% of its public float (as defined by the Toronto Stock Exchange), or 2,012,562 subordinate voting shares, at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The period of the normal course issuer bid started on November 10, 2010, and will end on November 9, 2011, or at an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following tables summarize changes in share capital for the six months ended February 28, 2010 and 2011.

	Six months ended February 28, 2010
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2009	36,643,000	$1	22,736,302	$104,845	$104,846
Redemption of restricted share units	−	−	13,663	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	86	86
Redemption of share capital	–	–	(3,600)	(17)	(17)

Balance as at November 30, 2009	36,643,000	1	22,746,365	104,914	104,915
Exercise of stock options	−	−	31,700	127	127
Redemption of restricted share units	−	−	75,537	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	541	541

Balance as at February 28, 2010	36,643,000	$1	22,853,602	$105,582	$105,583

	Six months ended February 28, 2011
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at August 31, 2010	36,643,000	$1	22,936,709	$106,125	$106,126
Exercise of stock options	−	−	11,478	61	61
Redemption of restricted share units	−	−	157,790	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	861	861

Balance as at November 30, 2010	36,643,000	1	23,105,977	107,047	107,048
Conversion of multiple voting shares into subordinate voting shares	(5,000,000)	−	5,000,000	−	−
Exercise of stock options	−	−	263,622	1,219	1,219
Redemption of restricted share units	−	−	90,782	−	−
Redemption of deferred share units	−	−	37,491	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	–	–	1,291	1,291

Balance as at February 28, 2011	31,643,000	$1	28,497,872	$109,557	$109,558

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

11	Net Research and Development Expenses

Net research and development expenses comprise the following:

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Gross research and development expenses	$13,824	$27,514	$9,759	$18,912
Research and development tax credits and grants	(2,580)	(4,669)	(1,346)	(2,718)

	$11,244	$22,845	$8,413	$16,194

12	Income Taxes

For the three- and six-month periods ended February 28, 2010 and 2011, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Income tax provision at combined Canadian federal and provincial statutory tax rate (29% in 2011 and 30.5% in 2010)	$1,261	$2,407	$474	$746

Increase (decrease) due to:
Foreign income taxed at different rates	(1)	112	(171)	(180)
Non-taxable income	(1,288)	(2,044)	(56)	(115)
Non-deductible expenses	277	537	233	434
Change in tax rates	–	–	3	124
Foreign exchange effect of translation of foreign integrated subsidiaries	1,121	1,613	(30)	177
Utilization of previously unrecognized future income tax assets	–	(70)	(153)	(243)
Unrecognized future income tax assets on temporary deductible differences and unused tax losses and deductions	1,555	3,052	1,094	1,308
Other	(228)	(104)	(95)	170

	$2,697	$5,503	$1,299	$2,421

The income tax provision consists of the following:

Current	$101	$1,114	$(236)	$(149)

Future	1,041	1,407	594	1,505
Valuation allowance	1,555	2,982	941	1,065

	2,596	4,389	1,535	2,570

	$2,697	$5,503	$1,299	$2,421

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision for the discontinued operations is as follows:

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Current	$–	$27	$–	$–
Future	–	174	369	490

	$–	$201	$369	$490

13	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Basic weighted average number of shares outstanding (000’s)	59,900	59,782	59,427	59,406
Plus dilutive effect of:
Stock options (000’s)	339	306	212	176
Restricted share units (000’s)	1,165	1,098	769	599
Deferred share units (000’s)	120	128	121	144

Diluted weighted average number of shares outstanding (000’s)	61,524	61,314	60,529	60,325
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	464	567	934	1,116

14	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 22 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission (SEC) in the United States are not provided in these interim consolidated financial statements.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Statements of earnings and comprehensive income

Reconciliation of net earnings and comprehensive income to conform to U.S. GAAP

			Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Net earnings for the period in accordance with Canadian GAAP			$1,653	$15,724	$1,154	$1,488
Gain on disposal of discontinued operations (note 3)	a	)	−	4,130	−	−

Net earnings for the period in accordance with U.S. GAAP			1,653	19,854	1,154	1,488

Foreign currency translation adjustment			12,959	19,447	989	8,802
Unrealized gains on forward exchange contracts			1,794	3,238	158	1,322
Reclassification of realized gains on forward exchange contracts in net earnings			(464)	(653)	(382)	(305)
Future income taxes effect of the above items			(365)	(703)	69	(316)

Comprehensive income under U.S. GAAP			$15,577	$41,183	$1,988	$10,991

U.S. GAAP net earnings are comprised of:
Net earnings from continuing operations			$1,653	$2,798	$256	$26
Net earnings from discontinued operations			$–	$17,056	$898	$1,462

Basic and diluted net earnings from continuing operations per share in accordance with U.S. GAAP			$0.03	$0.05	$0.00	$0.00
Basic net earnings from discontinued operations per share in accordance with U.S. GAAP			$–	$0.29	$0.02	$0.02
Diluted net earnings from discontinued operations per share in accordance with U.S. GAAP			$–	$0.28	$0.01	$0.02
Basic net earnings per share in accordance with U.S. GAAP			$0.03	$0.33	$0.02	$0.03
Diluted net earnings per share in accordance with U.S. GAAP			$0.03	$0.32	$0.02	$0.02

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences in the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at February 28, 2011	As at August 31, 2010

Shareholders’ equity in accordance with Canadian GAAP	$259,828	$220,419
Goodwill	46	42
Long-term assets held for sale	−	(3,988)
Cash contingent consideration payable	(2,902)	(2,660)
Stock appreciation rights	(73)	(73)

Shareholders’ equity in accordance with U.S. GAAP	$256,899	$213,740

Gross margin

The cost of sales is exclusive of amortization, shown separately in the statements of earnings. Under U.S. GAAP, the presentation of the gross margin line item, exclusive of amortization, is not permitted.

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses in the statements of earnings. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $805,000 and $1,597,000 for the three and six months ended February 28, 2010, respectively, and $1,028,000 and $2,013,000 for the three and six months ended February 28, 2011, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three and six months ended February 28, 2011, cash flows from operating activities under U.S. GAAP were $111,000 and $243,000 lower compared to those established under Canadian GAAP; this difference arose from NetHawk’s acquisition-related costs paid during these periods and expensed under U.S. GAAP. A corresponding difference also impacted cash flows from investing activities. In addition, under U.S. GAAP, the presentation of subtotal before change in non-cash operating items is not permitted.

For the three and six months ended February 28, 2010, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation item

a)	Gain on disposal of discontinued operations

Under U.S. GAAP, the carrying value of goodwill of the Life Sciences and Industrial Division (discontinued operations) was $4,130,000 lower than the carrying value under Canadian GAAP. As a result, under U.S. GAAP, the gain on the disposal of that Division was higher for the same amount.

EXFO Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

Adopted in fiscal 2011

In October 2009, the FASB issued guidance now codified as ASC Topic 985 “Software”, to change the accounting model for revenue arrangements that include both tangible products and software elements. Under this guidance, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the software revenue guidance. In addition, hardware components of a tangible product containing software components are always excluded from the software revenue guidance. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

In October 2009, the FASB amended guidance now codified as Topic 605, “Revenue Recognition”, to include a consensus relating to multiple-deliverable revenue arrangements. These amendments significantly change certain guidance pertaining to revenue arrangements with multiple deliverables and modify the separation criteria of Topic 605 by eliminating the criterion for objective and reliable evidence of fair value for the undelivered products or services. The amendments also eliminate the use of the residual method of allocation and require, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

The company adopted Topics 985 and 605 on September 1, 2010, at the same time it adopted similar new requirements under Canadian GAAP (note 2); adoption of Topics 985 and 605 had no significant impact on its consolidated financial statements.

To be adopted after fiscal 2011

The company will cease to reconcile its financial statements to U.S. GAAP for the periods beginning on September 1, 2011 when it will start to apply as its primary basis of accounting the International Financial Reporting Standards published by the International Accounting Standards Board and set out in Part I of the CICA Handbook – Accounting. Consequently, future accounting changes to U.S. GAAP are not discussed in these consolidated financial statements as they will never be applied by the company.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including our ability to successfully integrate our acquired and to-be-acquired businesses; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capital spending levels in the telecommunications industry; concentration of sales; the effects of the additional actions we have taken in response to economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive, financial and market condition. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated March 31, 2011.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

The fundamental drivers toward broadband deployments and fixed-mobile IP (Internet protocol) network convergence are firmly entrenched in the global telecommunications industry. Although network operators will not necessarily increase capital expenditures in calendar 2011, they will likely spend more in select, high-growth areas to accommodate bandwidth-intensive broadband applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP networks.

According to Cisco’s Visual Networking Index, global IP traffic will quadruple from 2009 to 2014, reaching almost 64 exabytes per month in 2014. (An exabyte is equal to 1 billion gigabytes or 250 million DVDs). Global mobile traffic, a subset of this larger group, is expected to increase 26-fold from 2010 to 2015. Bandwidth demand is driven by a wide range of applications including various forms of IP video, peer-to-peer file sharing, social networking, Internet gaming as well as increased penetration of media-rich smartphones and tablets.

To support such explosive bandwidth growth, wireline networks are being transformed into next-generation IP-based infrastructures. Legacy SONET/SDH networks, which were established in the mid-1980s, do not have the flexibility to seamlessly mix and transport voice, data and video services. Such networks are not capable of efficiently carrying triple-play services because they were designed for point-to-point voice communication. As a result, new optical transport network (OTN) standards, which are at the very heart of what the industry is labeling next-generation IP networks, have been defined to carry IP applications over Ethernet. Network operators are increasingly turning to such next-generation, IP-based networks in order to offer customers higher-margin triple-play services while lowering their operating costs.

Fiber-to-the-home (FTTH) has also become the access network architecture of choice for wireline operators wishing to provide a superior user experience for a combined voice, data and video offering. This architecture allows operators to meet heightened bandwidth requirements and future-proof their access networks as residential bandwidth demands grow from 1 to 5 Mbit/s (megabits per second) to 30 to 100 Mbit/s required for the long term. Hybrid architectures, combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will also increase in the short term, since they are less expensive methods to increase bandwidth and can be mass-deployed quickly.

As bandwidth growth in access networks continues to increase, it has begun placing a strain on metro rings and core networks. It is also driving the need for higher-speed technologies. For example, 43 Gbit/s (gigabits per second) SONET/SDH is becoming mainstream, while several network operators have already begun 100 Gbit/s Ethernet field trials. In the long run, these solutions will offer a more economical way to add capacity to saturated network links, especially if trenches need to be dug in order to deploy new fiber in metro and long-distance routes.

On the wireless side, operators are also faced with major investments to meet soaring bandwidth demand. Wireless operators are accelerating deployments of 3G networks, fast-tracking 4G/LTE (long-term evolution) adoption, and investing in mobile backhaul networks in order to increase transmission rates for bandwidth-hungry consumers to approach wireline speeds. Furthermore, as these consumers expect wireline and wireless networks to transport any content to any device at any time, both fixed and mobile networks are converging to a common IP-based infrastructure supported by IMS (IP multimedia subsystem) for seamless network interoperability.

These market dynamics affected telecom test and service assurance suppliers in the second quarter of fiscal 2011.

COMPANY OVERVIEW

We reported record-high sales of $72.0 million for our continuing operations (formerly our Telecom Division) in the second quarter of fiscal 2011, which represents an increase of 50.2% compared to $48.0 million for the same period last year. Sales for the second quarter of fiscal 2011 included $4.9 million from NetHawk, which was acquired in the third quarter of fiscal 2010. During the second quarter of fiscal 2011, in addition to the positive impact of the acquisition of NetHawk on our sales, we benefited from worldwide capital-intensive deployments and capacity expansion from network operators as well as budget flush-outs from some of our customers. In addition, we believe we gained market share, especially in the wireline space. Furthermore, we benefited from our strong product offering, which contributed to the increase in our sales compared to the same period last year. We must also recall that in the second half of fiscal 2010, we were at the beginning of the slow recovery from the economic recession.

We generated GAAP net earnings from continuing operations of $1.7 million, or $0.03 per diluted share, in the second quarter of fiscal 2011, compared to $256,000, or $0.00 per diluted share, for the same period last year. Net earnings from continuing operations for the second quarter of fiscal 2011 included $2.2 million in after-tax amortization of intangible assets and $625,000 in stock-based compensation costs. Earnings from operations (from continuing operations) significantly improved year-over-year from $2.7 million, or 5.5% of sales in the second quarter of fiscal 2010 to $6.8 million, or 9.4% of sales for the same period this year. Net earnings for the second quarter of fiscal 2011 amounted to $1.7 million, or $0.03 per diluted share, compared to $1.2 million, or $0.02 per diluted share for the same period last year, which include the net earnings from the discontinued operations.

EBITDA (net earnings before interest, income taxes and depreciation and amortization) reached $8.4 million, or 11.6% of global sales in the second quarter of fiscal 2011, compared to $5.7 million, or 10.6% of global sales for the same period last year. EBIDTA for the second quarter of fiscal 2011 included a foreign exchange loss of $2.4 million, or 3.3% of sales ($1.0 million or 2.1% of sales in 2010). See further in this document for a complete reconciliation of EBITDA to GAAP net earnings.

In the second quarter of fiscal 2011, we faced a substantial increase in the value of the Canadian dollar versus the US dollar compared to the previous quarter and the same period last year; this had a two-fold negative impact on our financial results. Firstly, the average value of the Canadian dollar versus the US dollar increased 5.3% in the second quarter of fiscal 2011, compared to the same period last year. Given that a large portion of our sales are denominated in US dollars but a significant portion of our expenses are denominated in Canadian dollars, our financial results were negatively affected as these expenses (denominated in Canadian dollars) increased when translated in US dollars for reporting purposes. Secondly, we recorded a significant foreign exchange loss of $2.4 million in the second quarter of fiscal 2011, which mainly represents the effect of the increase in the period-end value of the Canadian dollar versus the US dollar on our monetary balance sheet items during that period. In comparison, during the same period last year, we reported a foreign exchange loss of $1.0 million.

In the first quarter of fiscal 2011, we closed the sale of our Life Sciences and Industrial Division for total proceeds of $21.6 million, net of a bank overdraft of $303,000, selling costs of $909,000 and future income taxes of $141,000. As such, this Division has been presented as discontinued operations in our interim consolidated financial statements with revenues and expenses being reclassified from continuing operations to discontinued operations. The sale of that Division resulted in a gain of $13.2 million recorded in the first quarter of fiscal 2011.

On November 5, 2010 we announced that our Board of Directors approved the third renewal of our share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of our public float (as defined by the Toronto Stock Exchange), or 2.0 million of subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flow from operations to fund the repurchase of shares. The normal course issuer bid started on November 10, 2010, and will end on November 9, 2011, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

In terms of market-driven innovation, we launched two new solutions in the second quarter of fiscal 2011. We introduced the SyncWatch-110, a synchronization test unit that enables field technicians to validate, qualify and monitor network synchronization on next-generation, IP-based infrastructures. We also released an OTDR test module, housed in the newly launched FTB-1 platform, for installation and maintenance applications on singlemode and multimode fiber networks. Six months into fiscal 2011, we have released nine new products.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2011, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that were adopted in fiscal 2011 and those to be adopted after 2011.

Adopted in fiscal 2011

In December, 2009, the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee (EIC) issued EIC-175, “Multiple Deliverable Revenue Arrangements”, which is applicable prospectively (with retrospective adoption permitted) to revenue arrangements with multiple deliverables entered into or materially modified in the first annual  period beginning on January 1, 2011. EIC-175 amends the guidance contained in EIC-142, “Revenue Arrangements with Multiple Deliverables“, and establishes additional requirements regarding revenue recognition related to multiple deliverables as well as supplementary disclosures. We adopted this standard on September 1, 2010, and its adoption had no material effect on our consolidated financial statements.

Update to the accounting policy on revenue recognition

Our multiple deliverable revenue arrangements may include tangible products (software and/or non-software components), extended warranties, maintenance contracts, post-contract customer support (PCS) on software components as well as installation.

Starting September 1, 2010, when a sales arrangement contains multiple elements and software and non-software components function together to deliver the tangible products’ essential functionality, we allocate revenue to each element based on the relative selling price of each element. Under this approach, the selling price of a deliverable is determined by using a selling price hierarchy which requires the use of vendor-specific objective evidence (“VSOE”) of fair value if available, third-party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE are available.

We establish VSOE of selling price using the price charged for a deliverable when sold separately and, in some instances, using the price established by management having the relevant authority. TPE of selling price is established by evaluating similar and interchangeable competitor goods or services in sales to similarly situated customers. When VSOE or TPE are not available, we use BESP. We establish BESP using historical selling price trends, if available, and considering multiple factors including, but not limited to geography, market conditions, competitive landscape, internal costs and pricing practices. When determining BESP, management applies judgment when establishing pricing strategies and evaluating market conditions and product lifecycles. The determination of BESP is made through consultation with and approval by management. We may modify or develop new pricing practices and strategies in the future. As these pricing strategies evolve, we may modify our pricing practices in the future, which may result in changes in BESP. The aforementioned factors may result in a different allocation of revenue to the deliverables in multiple-element arrangements from the current period, which may change the pattern and timing of revenue recognition for these elements but will not change the total revenue recognized for the arrangement.

Maintenance contracts are usually offered to customers for periods of twelve to thirty-six months. They generally include the right to unspecified upgrades and enhancements on a when-and-if available basis and customer service. They qualify as a separate unit of accounting. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis. The selling price of the maintenance contracts is determined using VSOE.

Extended warranties are usually offered to customers for periods of twelve to forty-eight months. They qualify as a separate unit of accounting. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis. The selling price of the extended warranties is determined using BESP.

When a sales arrangement contains multiple elements and software and non-software components do not function together to deliver the tangible products’ essential functionality, we allocate revenue between the tangible products and the PCS, if any, based on VSOE of selling price of each element. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided substantially within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery), and no (or infrequent) software upgrades or enhancements are provided.

To be adopted after fiscal 2011

In February 2008, the Canadian Accounting Standards Board announced that Canadian GAAP, as used by publicly accountable enterprises, will be converged with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). Accordingly, we will adopt these standards during our fiscal year beginning on September 1, 2011 and we will be required to report under IFRS and to provide IFRS comparative information for the fiscal year ending on August 31, 2011 (current fiscal year). Although the conceptual framework of IFRS is similar to Canadian GAAP, there are significant differences on recognition, measurement and disclosures.

As part of the IFRS conversion project, we have set up an IFRS-dedicated team at different levels of the organization and have also retained the services of an external expert advisor to assist us. A process for reporting regular progress to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.

The conversion project consists of four phases.

•
Diagnostic phase – This phase involves an initial scoping of significant accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls and information systems.

•
Design and Solutions Development phase – This phase involves a detailed analysis of identified accounting treatment differences, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.

•
Implementation phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.

•	Post-Implementation phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.

We have completed the Diagnostic phase to assess and scope the significant differences between existing Canadian GAAP and IFRS as well as the impact on our consolidated financial statements.

We have completed the Design and Solutions Development phase to evaluate the overall impact of adopting these new standards on our consolidated financial statements. We have also completed a detailed analysis of the accounting policies affected by the adoption of IFRS.

Significant differences with respect to recognition, measurement, presentation and disclosure of financial information are in the following key accounting areas:

Key accounting areas	Differences with potential impact
Hedge accounting	●
IAS 39, “Financial Instruments: Recognition and Measurement”, does not permit to use the shortcut method to assess hedge effectiveness of hedging relationships. We have elected to use the dollar-offset method, as permitted by IFRS, to assess the effectiveness of our cash flow hedges and we will recalculate the effectiveness with this new method, which may potentially result into ineffectiveness that did not exist under the previous method. However, we do not anticipate significant reclassification of hedge relationships. The review of our documentation was completed as at September 1, 2010, being the transition date.

Key accounting areas	Differences with potential impact
Presentation of financial statements	●
Under IAS 1, “Presentation of Financial Statements”, expenses must be classified by their nature or by their function in the income statement. We elected to present our income statement by function. Accordingly, upon the adoption of IFRS, depreciation and amortization expenses will be allocated to function rather than being showed as separate lines in the income statement as currently permitted under Canadian GAAP, except for the amortization of acquired intangible assets, which will be showed as a separate line item in the income statement.

Impairment of assets	●
IAS 36, “Impairment of Assets”, requires a single-step approach for impairment testing of individual assets or a group of assets in cash- generating units (CGUs) on the basis of independent cash inflows whereas Canadian GAAP uses a two-step approach. However, we do not anticipate significant additional impairment due to that one-step approach.

Property, plant and equipment	●
IAS 16, “Property, Plant and Equipment”, reinforces the requirement under Canadian GAAP that requires that each part of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item should be depreciated separately. Based on the analysis of our property, plant and equipment, we do not expect additional componentization under IFRS.

Leases	●
Under IAS 17, “Leases”, a lease is classified as either a finance lease or an operating lease. Lease classification depends on whether substantially all the risks and rewards incidental to ownership of the leased assets have been transferred from the lessor to the lessee, and is made at inception of the lease. A number of indicators are used to assist in lease classification; however, quantitative thresholds are not offered as indicators as under current Canadian GAAP. We reviewed all existing significant leases, which are classified as operating leases under Canadian GAAP, and concluded that their classification is in accordance with IAS 17.

Translation of foreign operations	●
Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, for foreign entities with the same functional currency as the parent company, the corresponding exchange difference is recognized in the statement of earnings of that entity; and for foreign entities with a functional currency other than the functional currency of the parent company, the corresponding exchange differences should be recognized in a separate component of other comprehensive income. We assessed the functional currency of our foreign operations and concluded that the adoption of IAS 21 will have no impact on our consolidated financial statements.

Business combinations	●
As permitted by IFRS 1, “First Time Adoption of International Financial Reporting Standards (IFRS)”, we will not apply IFRS 3, “Business Combinations”, to business combinations completed before the transition date, that is, September 1, 2010. However, any cash contingent consideration for business combinations completed before the transition date and outstanding as at September 1, 2010 will be recorded at fair value on that date, with a corresponding adjustment to opening retained earnings. Thereafter, the fair value of any cash contingent consideration will be re-assessed at the end of each reporting periods and any changes in the fair value will be recognized in the income statement.

This is not an exhaustive list of all the impacts that could occur during the conversion to IFRS. Additionally, we are completing an IFRS financial statement in accordance with IAS 1, “Presentation of Financial Statements”. Furthermore, we analyzed the effects on information technology and internal controls and we do not foresee any significant modifications to our information technology, data systems and internal controls.

In addition, some transitional options permitted under IFRS were analyzed. In most cases, we opted for a prospective application when the choice was available, namely for business combinations as described above.

We have provided training for key employees and stakeholders. Additional training will be ongoing as necessary until full adoption in fiscal 2012.

As the IASB work plan anticipates the completion of several significant projects in calendar year 2011, we continue to track the progress of these projects. However, it is difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period. Our decisions may change if previously unconsidered new standards or amendments are introduced before our changeover date.

Our IFRS project is progressing according to plan, and we will provide updates as further progress is achieved and conclusions are reached.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the three and six months ended February 28, 2010 and 2011, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from United States generally accepted accounting principles (U.S. GAAP) are set out in note 14 to our interim consolidated financial statements. Our principal measurement currency is the Canadian dollar, although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2011	Six months ended February 28, 2010

Sales	$72,046	$47,951	$137,699	$88,243
Cost of sales (1)	27,821	18,818	52,606	32,851
Gross margin	44,225	29,133	85,093	55,392
Operating expenses
Selling and administrative	22,235	15,297	42,134	29,101
Net research and development	11,244	8,413	22,845	16,194
Amortization of property, plant and equipment	1,626	1,274	3,300	2,532
Amortization of intangible assets	2,367	1,492	4,933	2,952
Total operating expenses	37,472	26,476	73,212	50,779
Earnings from operations	6,753	2,657	11,881	4,613
Interest expense	(8)	(76)	(72)	(118)
Foreign exchange loss	(2,395)	(1,026)	(3,508)	(2,048)
Earnings before income taxes	4,350	1,555	8,301	2,447
Income taxes	2,697	1,299	5,503	2,421
Net earnings from continuing operations	1,653	256	2,798	26
Net earnings from discontinued operations	–	898	12,926	1,462
Net earnings for the period	$1,653	$1,154	$15,724	$1,488

Basic and diluted net earnings from continuing operations per share	$0.03	$0.00	$0.05	$0.00
Basic net earnings from discontinued operations per share	$–	$0.02	$0.22	$0.02
Diluted net earnings from discontinued operations per share	$–	$0.01	$0.21	$0.02
Basic net earnings per share	$0.03	$0.02	$0.26	$0.03
Diluted net earnings per share	$0.03	$0.02	$0.26	$0.02

Research and development data:
Gross research and development	$13,824	$9,759	$27,514	$18,912
Net research and development	$11,244	$8,413	$22,845	$16,194

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2011	Six months ended February 28, 2010

Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	38.6	39.2	38.2	37.2
Gross margin	61.4	60.8	61.8	62.8
Operating expenses
Selling and administrative	30.9	31.9	30.6	33.0
Net research and development	15.6	17.5	16.6	18.4
Amortization of property, plant and equipment	2.2	2.7	2.4	2.9
Amortization of intangible assets	3.3	3.1	3.6	3.3
Total operating expenses	52.0	55.2	53.2	57.6
Earnings from operations	9.4	5.6	8.6	5.2
Interest expense	–	(0.2)	(0.1)	(0.1)
Foreign exchange loss	(3.4)	(2.2)	(2.5)	(2.3)
Earnings before income taxes	6.0	3.2	6.0	2.8
Income taxes	3.7	2.7	4.0	2.8
Net earnings from continuing operations	2.3	0.5	2.0	–
Net earnings from discontinued operations	–	1.9	9.4	1.7
Net earnings for the period	2.3%	2.4%	11.4%	1.7%

Research and development data:
Gross research and development	19.2%	20.4%	20.0%	21.4%
Net research and development	15.6%	17.5%	16.6%	18.4%

(1)	The cost of sales is exclusive of amortization, shown separately.

RESULTS FROM CONTINUING OPERATIONS (formerly the Telecom Division)

SALES

For the three months ended February 28, 2011, our sales increased 50.2% to a record-high $72.0 million, compared to $48.0 million for the same period last year.

The following table summarizes information about our sales for the three-month periods ended February 28, 2010 and 2011, in thousands of US dollars:

	Three months ended February 28,
	2011	2010	Change in $	Change in %

Sales	$72,046	$47,951	$24,095	50.2%

Gains on forward exchange contracts	(591)	(432)	(159)

Sales, excluding gains on forward exchange contracts (non-GAAP measure)	71,455	47,519	23,936	50.4

Impact of the recent acquisition (NetHawk)	(4,921)	–	(4,921)

Organic sales (non-GAAP measure)	$66,534	$47,519	$19,015	40.0%

For the six months ended February 28, 2011, our sales increased 56.0% to a record-high $137.7 million, compared to $88.2 million for the same period last year.

The following table summarizes information about our sales for the six-month periods ended February 28, 2010 and 2011, in thousands of US dollars:

	Six months ended February 28,
	2011	2010	Change in $	Change in %

Sales	$137,699	$88,243	$49,456	56.0%

Gains on forward exchange contracts	(1,051)	(499)	(552)

Sales, excluding gains on forward exchange contracts (non-GAAP measure)	136,648	87,744	48,904	55.7

Impact of the recent acquisition (NetHawk)	(11,347)	–	(11,347)

Organic sales (non-GAAP measure)	$125,301	$87,744	$37,557	42.8%

See further in this document for information about non-GAAP financial measures.

Since the last few months, following the worldwide economic recession in 2009, network operators have been investing in capital-intensive deployments and capacity expansion in order to accommodate bandwidth-intensive applications and to facilitate the migration to more flexible and cost-effective fixed and mobile IP architectures. We believe that our product offering is greatly aligned with the major trend of bandwidth demand, for which network operators are investing. During the second quarter and the first half of fiscal 2011, we also believe we gained market share, namely in the wireline space, which contributed to the increase of our sales year-over-year. In addition, we must also recall that during the first half of fiscal 2010, we were at the beginning of the slow recovery from the economic recession.

During the second quarter and the first half of fiscal 2011, NetHawk, which was acquired in the third quarter of 2010, reported sales of $4.9 million and $11.3 million, respectively, which contributed to the increase in our sales year-over-year. NetHawk’s sales for these periods were reduced by $0.1 million and $0.5 million, respectively to account for an adjustment to deferred revenue in the purchase price allocation.

Also, in the second quarter and the first half of fiscal 2011, we benefited from larger year-end budget flush-outs from some of our customers, compared to the same periods last year, which increased our sales year-over-year. The magnitude of customers year-end budget flush outs may fluctuate year-over-year.

Finally, during the first quarter of fiscal 2011 (included in the first half of fiscal 2011), we received a follow-on order in excess of $6 million from a tier-1 European operator for our AXS-200/635 triple-play tester, and recognized $5.7 million from that order during that quarter and the remaining portion in the second quarter. Also, another follow-on order of $2.0 million was received in the first quarter of fiscal 2011 from a tier-1 North American operator, which was shipped in the second quarter of 2011. During the second quarter of fiscal 2010, we had reached a multi-million dollar deal with that same tier-1 European operator for our AXS-200/635 triple-play tester, and had shipped a $2.0 million order during that period. For the first half of fiscal 2011, this represents a $4.0 million year-over-year increase in sales.

Net bookings

For the three months ended February 28, 2011, our net accepted orders increased 11.5% to $57.6 million, compared to $51.6 million for the same period last year, for a book-to-bill ratio of 0.80.Net bookings for the second quarter of fiscal 2011 included the bookings of our newly acquired NetHawk.

As mentioned earlier, during the second quarter of fiscal 2010, we reached a $6.3 million deal with a tier-1 European operator for our AXS-200/635 triple-play tester. We did not have such an order in the same period this year but we received a follow-on order in excess of 6 million from that same customer in the first quarter of fiscal 2011.

Geographic distribution

In the second quarter of fiscal 2010 and 2011, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) respectively accounted for 52%, 29% and 19% of sales. For the six months ended February 28, 2011, sales to the Americas, Europe, Middle-East and Africa (EMEA) and Asia-Pacific (APAC) respectively accounted for 52%, 30% and 18% of sales, compared to 55%, 27% and 18%, respectively for the same period last year.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the second quarter of fiscal 2011, no customer accounted for more than 10% of our sales, and our top three customers accounted for 17.9% of our sales. In the corresponding period last year, no customer accounted for more than 10% of our sales, and our top three customers accounted for 14.5% of our sales. For the six months ended February 28, 2011, no customer accounted for more than 10% of our sales, and our top three customers accounted for 18.5% of our sales. In the corresponding period last year, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.3% of our sales.

GROSS MARGIN

Gross margin amounted to 61.4% of sales for the three months ended February 28, 2011, compared to 60.8% for the same period last year.

Gross margin reached 61.8% of sales for the first half of fiscal 2011, compared to 62.8% for the same period last year.

During the second quarter of fiscal 2011, our gross margin improved year-over-year for the following reasons.

First, the significant increase in sales year-over-year (40.0%, exclusive of business combination and foreign exchange gains on forward exchange contracts) resulted in an increase in our manufacturing activities in Canada and China, allowing us to better absorb our fixed manufacturing costs.

In addition, in the second quarter of fiscal 2010, our gross margin was negatively affected by the shift in product mix in favor of our copper-access test solutions. In fact, sales of these products, which typically deliver lower margins than our other test solutions, represented a larger portion of our sales during that period compared to the same period this year. In addition, in the second quarter of fiscal 2010, we had large orders on which we granted larger volume discounts. We did not have such orders in the second quarter of 2011, thus increasing our gross margin year-over-year.

Finally, the increase in the value of the Canadian dollar compared to the US dollar over the last quarters had a positive impact on our gross margin in the second quarter of fiscal 2011, compared to the same period last year; in fact, our procurement costs decreased as the Canadian dollar strengthened compared to the US dollar, since a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

However, these positive factors were offset in part by the following elements.

First, in the second quarter of fiscal 2011, our warranty provision increased compared to the same period last year; this resulted in a negative impact on our gross margin year-over-year.

In addition, during the second quarter of fiscal 2011, there was an unfavorable wireless product mix, which resulted in a gross margin below our average for this product line.

Finally, in the second quarter of fiscal 2011, the significant year-over-year increase in the average value of the Canadian dollar versus the US dollar resulted in a higher cost of goods sold expressed in US dollars in the statement of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

The decrease in our gross margin in the first half of fiscal 2011, compared to the same period last year, can be explained by the following factors.

First, in the first half of fiscal 2011, our gross margin was negatively affected by the shift in product mix in favor of our copper-access test solutions. In fact, sales of these products, which typically deliver lower margins than our other test solutions, represented a larger portion of our sales during that period compared to the same period this year.

In addition, in the first half of fiscal 2011, and as mentioned above, our warranty provision increased compared to the same period last year; this resulted in a negative impact on our gross margin year-over-year.

Furthermore, during the first half of fiscal 2011, there was an unfavorable wireless product mix, which resulted in a gross margin below our average for this product line.

Finally, in the first half of fiscal 2010, the significant year-over-year increase in the average value of the Canadian dollar versus the US dollar resulted in a higher cost of goods sold expressed in US dollars in the statement of earnings, as a portion of these costs are incurred in Canadian dollars and we report our results in US dollars.

However, these negative factors were offset in part by the following elements.

First, the significant sales increase year-over-year (42.8%, exclusive of business combination and foreign exchange gains on forward exchange contracts) resulted in an increase in our manufacturing activities in Canada and China, allowing us to better absorb our fixed manufacturing costs.

Finally, the increase in the value of the Canadian dollar compared to the US dollar over the last few months had a positive impact on our gross margin in the first half of fiscal 2011; in fact, our procurement costs decreased as the Canadian dollar strengthened compared to the US dollar, as a significant portion of our raw material purchases are denominated in US dollars. This allowed us to improve our gross margin continually over the last few quarters, as our raw material costs of parts purchased in US dollars are measured in Canadian dollars in our financial statements.

Considering the expected sales growth in fiscal 2011, the full contribution of newly acquired NetHawk, the expected increase in sales of protocol products, the cost-effective design of our products, our increased manufacturing activities in China and our tight control on operating costs, we expect our gross margin to continue to improve in the future. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any increase in the strength of the Canadian dollar, compared to the US dollar, may have a negative impact on our gross margin in fiscal 2011 and beyond.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 28, 2011, selling and administrative expenses were $22.2 million, or 30.9% of sales, compared to $15.3 million, or 31.9% of sales for the same period last year.

For the six months ended February 28, 2011, selling and administrative expenses were $42.1 million, or 30.6% of sales, compared to $29.1 million, or 33.0% of sales for the same period last year.

During the second quarter and the first half of fiscal 2011, NetHawk, acquired in the third quarter of 2010, contributed for the whole periods to our selling and administrative expenses, which caused them to increase year-over-year. In addition, selling expenses for NetHawk tend to be higher in percentage of sales than the rest of our business, as its sales cycle is much longer and complex than most of our other product lines.

In addition, during the second quarter and the first half of fiscal 2011, our sales (excluding those of NetHawk) significantly increased compared to the same periods last year, causing our selling expenses to increase, namely our commission expenses.

Furthermore, during the second quarter and the first half of fiscal 2011, considering our goal of becoming the leading player in the telecom test and service assurance space, we intensified our sales and marketing efforts, both domestic and international, which caused our expenses to increase year-over-year.

Finally, during the second quarter and the first half of fiscal 2011, the increase in the average value of the Canadian dollar compared to the US dollar had a negative impact on our selling and administrative expenses, since a certain portion of these expenses are denominated in Canadian dollars and we report our results in US dollars, and since these expenses increased year-over-year as our sales grew.

During the second quarter and the first half of fiscal 2011, the significant increase in sales year-over-year caused these expenses to significantly decrease as a percentage of sales, as a portion of these expenses is fixed.

For fiscal 2011, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our selling and administrative expenses, we expect our selling and administrative expenses to increase in dollars and range between 31% and 33% of sales. In addition, in fiscal 2011, we expect our commission expenses to increase as the sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and service assurance space and to deliver the synergies expected from our recent acquisition, we plan to continue intensifying our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any increase in the strength of the Canadian dollar and the euro versus the US dollar would also cause our selling and administrative expenses to increase, as a portion of these expenses are incurred in Canadian dollars and euros.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended February 28, 2011, gross research and development expenses reached $13.8 million, or 19.2% of sales, compared to $9.8 million, or 20.4% of sales for the same period last year.

For the six months ended February 28, 2011, gross research and development expenses amounted to $27.5 million, or 20.0% of sales, compared to $18.9 million, or 21.4% of sales for the same period last year.

In the second quarter and the first half of fiscal 2011, NetHawk, acquired in the third quarter of 2010, contributed for the whole periods to our gross research and development expenses, which caused them to increase year-over-year. NetHawk tends to incur higher research and development expenses in percentage of sales, compared to our other product lines, as its products are more software-intensive.

In addition, during the second quarter and the first half of fiscal 2011, we intensified our research and development activities, which resulted in increased gross research and development expenses during these periods compared to the same periods last year.

Finally, during the second quarter and the first half of fiscal 2011, the increase in the average value of the Canadian dollar compared to the US dollar had a negative effect on our gross research and development expenses as a large portion of these expenses are denominated in Canadian dollars and we report our results in US dollars, and since these expenses increased year-over-year.

The decrease in our gross research and development expenses as a percentage of sales year-over-year is mainly due to the significant increase in sales year-over-year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended February 28, 2011, tax credits and grants for research and development activities were $2.6 million, or 18.7% of gross research and development expenses, compared to $1.3 million, or 13.8% of gross research and development expenses for the same period last year.

For the six months ended February 28, 2011, tax credits and grants for research and development activities were $4.7 million, or 17.0% of gross research and development expenses, compared to $2.7 million, or 14.4% of gross research and development expenses for the same period last year.

A significant portion of the year-over-year increase in our tax credits and grants in the second quarter and the first half of fiscal 2011, compared to the same periods last year, comes from newly acquired NetHawk.

In addition, in the second quarter and the first half of fiscal 2011, the year-over-year increase of research and development activities in Canada, where we are entitled to tax credits, resulted in increased tax credits during these periods year-over-year.

Finally, during the second quarter and the first half of fiscal 2011, the increase in the average value of the Canadian dollar compared to the US dollar had a positive effect on our tax credits as they are denominated in Canadian dollars and we report our results in US dollars, and since these expenses increased year-over-year.

For fiscal 2011, considering the current value of the Canadian dollar compared to the US dollar and the significant impact that the recent acquisition of NetHawk will have on our research and development expenses, we expect our net research and development expenses to increase in dollars, and range between 17% and 19% of sales, given our focus on innovation, the addition of software features in our products, our desire to gain market share and our goal to exceed customer needs and expectations. Also, we are increasingly taking advantage of talent pools around the world, namely through our software development centers in Pune and Bhubaneswar, India. Finally, any increase in the strength of the Canadian dollar and euro versus the US dollar in the upcoming quarters would also cause our net research and development expenses to increase, as a significant portion of these expenses are incurred in Canadian dollars and euros.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended February 28, 2011, amortization of property, plant and equipment was $1.6 million, compared to $1.3 million for the same period last year. For the six months ended February 28, 2011, amortization of property, plant and equipment was $3.3 million, compared to $2.5 million for the same period last year.

The increase in amortization expense during the second quarter and first half of fiscal 2011, compared to the same periods last year mainly comes from the acquisition of NetHawk in the third quarter of fiscal 2010, the increase in the average value of the Canadian dollar versus the US dollar year-over-year as well as the additions to property, plant and equipment over the last few quarters.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 28, 2011, amortization of intangible assets was $2.4 million, compared to $1.5 million for the same period last year. For the six months ended February 28, 2011, amortization of intangible assets was $4.9 million, compared to $3.0 million for the same period last year.

The increase in amortization expense during the second quarter and the first half of fiscal 2011, compared to the same periods last year mainly comes from the acquisition of NetHawk in the third quarter of fiscal 2010, the increase in the average value of the Canadian dollar versus the US dollar year-over-year as well as the additions to intangible assets over the last few quarters.

FOREIGN EXCHANGE LOSS

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than the Canadian dollar.

For the three months ended February 28, 2011, the foreign exchange loss amounted to $2.4 million compared to $1.0 million for the same period last year.

For the six months ended February 28, 2011, the foreign exchange loss amounted to $3.5 million compared to $2.0 million for the same period last year.

During the second quarter of fiscal 2011, the value of the Canadian dollar increased versus the US dollar, compared to the previous quarter, which resulted in a significant foreign exchange loss during that period. In fact, the period-end value of the Canadian dollar increased 5.7% to CA$0.9714 = US$1.00 in the second quarter of fiscal 2011, compared to CA$1.0264 = US$1.00 at the end of the previous quarter. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year, further increasing the foreign exchange loss, compared to the same period last year.

During the second quarter of fiscal 2010, the value of the Canadian dollar increased versus the euro and the British pound compared to the previous quarter, which resulted in a foreign exchange loss of $1.0 million during that period. In fact, the period-end value of the Canadian dollar increased 10.3% versus the euro to CA$1.4378 = €1.00 in the second quarter of fiscal 2010 compared to CA$1.5853 = €1.00 at the end of the previous quarter. In addition, it increased 8.2% versus the British pound to CA$1.6041 = ₤1.00 in the second quarter of fiscal 2010, compared to CA$1.7349 = ₤1.00 at the end of the previous quarter. The period-end value of the Canadian dollar remained flat versus the US dollar compared to the previous quarter.

During the first half of fiscal 2011, the value of the Canadian dollar increased versus the US dollar, compared to August 31, 2010, which resulted in a significant foreign exchange loss of $3.5 million during that period. In fact, the period-end value of the Canadian dollar increased 9.8% to CA$0.9714 = US$1.00 in the second quarter of fiscal 2011, compared to CA$1.0665 = US$1.00 at the end of the previous year. We also have to consider that the volume of operations denominated in foreign currency (including balance sheet items) increased year-over-year further increasing the foreign exchange loss, compared to the same period last year.

During the first half of fiscal 2010, the value of the Canadian dollar increased versus the US dollar, the euro and the British pound, compared to August 31, 2009, which resulted in a foreign exchange loss of $2.0 million in the first half of fiscal 2010. In fact, the period-end value of the Canadian dollar increased 4.2% versus the US dollar to CA$1.0526 = US$1.00 in the first half of fiscal 2010, compared to CA$1.0967 = US$1.00 at the end of fiscal 2009. It increased 9.5% versus the euro to CA$1.4378 = €1.00, compared to CA$1.5741 = €1.00 at the end of fiscal 2009. Finally, it increased 11.5% versus the British pound CA$1.6041 = ₤1.00 in the first half of fiscal 2010, compared to CA$1.7888 = ₤1.00 at the end of fiscal 2009.

Foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars, and we report our results in US dollars. Consequently, the significant increase in the average value of the Canadian dollar in the second quarter and the first half of fiscal 2011, compared to the same periods last year, resulted in a significant and negative impact on our financial results. In fact, the average value of the Canadian dollar in the second quarter of fiscal 2011 was CA$0.9978 = US$1.00 versus CA$1.0509 = US$1.00 for the same period last year, representing an increase of 5.3% in the average value of the Canadian dollar versus the US dollar year-over-year. For the first half of fiscal 2011, the average value of the Canadian dollar was CA$1.0093 = US$1.00 versus CA$1.0576 = US$1.00 for the same period last year, representing an increase of 4.8% in the average value of the Canadian dollar year-over-year.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any increase in the value of the Canadian dollar, compared to the US dollar, the euro and the British pound, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended February 28, 2011, our income tax expense totaled $2.7 million compared to $1.3 million for the same period last year.

For the six months ended February 28, 2011, our income tax expense totaled $5.5 million compared to $2.4 million for the same period last year.

For the three months ended February 28, 2011, we reported income tax expenses of $2.7 million on earnings before income taxes of $4.4 million, for an effective income tax rate of 62.0%. For the six months ended February 28, 2011, we reported income tax expenses of $5.5 million on earnings before income taxes of $8.3 million, for an effective income tax rate of 66.3%. Our combined Canadian and provincial statutory tax rate is 29%. This situation mainly results from the fact that a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. In addition, we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. Otherwise, the actual tax rate would have been closer to the statutory tax rate.

For the three months ended February 28, 2010, we reported income tax expenses of $1.3 million on earnings before income taxes of $1.6 million, for an effective income tax rate of 83.5%. For the six months ended February 28, 2010, we reported income tax expenses of $2.4 million on earnings before income taxes of $2.4 million, for an effective income tax rate of 98.9%. Our combined Canadian and provincial statutory tax rate is 30%. This situation mainly results from the fact that we continue to maintain a valuation allowance for some of our subsidiaries at loss and we have some non-deductible expenses, such as stock-based compensation costs. In addition, a significant portion of our foreign exchange loss is created by the translation of financial statements of our foreign integrated subsidiaries, and is therefore non-deductible. Otherwise, the actual tax rate would have been closer to the statutory tax rate for all reporting periods.

Please refer to note 12 to our interim consolidated financial statements for a full reconciliation of the income tax provision.

RESULTS OF DISCONTINUED OPERATIONS (formerly the Life Sciences and Industrial Division)

On October 1, 2010, we completed the sale of our Life Sciences and Industrial Division, which contributed one month to our results of the first quarter and the first half of fiscal 2011, compared to the whole periods in fiscal 2010. That Division results from operations for the first quarter of fiscal 2011 as well as the second quarter and the first half of fiscal 2010 were included in net earnings from discontinued operations, along with the gain on the sale of the Division. There were no activities from discontinued operations in the second quarter of fiscal 2011.

SALES

For the first half of fiscal 2011, sales of the discontinued operations (one-month contribution) amounted to $2.0 million. They reached $6.2 million and $11.4 million for the second quarter and the first half of fiscal 2010, respectively (full contribution).

NET EARNINGS

During the first half of fiscal 2011, we reported net earnings from discontinued operations of $12.9 million. Net earnings from discontinued operations in the first half of fiscal 2011 included a gain on disposal of discontinued operations of $13.2 million and $264,000 in stock-based compensation costs. During the second quarter and the first half of fiscal 2010, net earnings from discontinued operations amounted to $898,000 and $1.5 million, respectively. There were no activities in the second quarter of fiscal 2011.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources (from continuing operations)

As at February 28, 2011, cash and short-term investments totalled $73.6 million, while our working capital was at $145.3 million. Our cash and short-term investments increased $23.0 million in the second quarter of fiscal 2011, compared to the previous quarter, mainly due to cash flows provided by operating activities of $20.7 million and an unrealized foreign exchange gain on our cash and short-term investments of $2.8 million. This unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.

Our short-term investments consist of commercial paper and banker acceptances issued by eleven (nine as at August 31, 2010) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be limited. None of these debt instruments are expected to be affected by a significant liquidity risk. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our short-term investments will be used for working capital and other general corporate purposes, including the remaining cash payment and any payment for the cash contingent consideration related to the recent acquisition of NetHawk, any other potential acquisition, as well as our share repurchase program.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the maximum cash contingent consideration of €8.7 million (US$12.0 million) that may become payable in conjunction with the acquisition of NetHawk if sales objectives are met, the payment of our long-term debt, as well as the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.1 million for working capital and other general corporate purposes and unused lines of credit of $17.9 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities (including discontinued operations)

Cash flows provided by operating activities were $20.7 million for the three months ended February 28, 2011, compared to $5.0 million for the same period last year.

Cash flows provided by operating activities were $18.2 million for the six months ended February 28, 2011, compared to $2.3 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2011 were attributable to the net earnings after items not affecting cash of $13.2 million, and the positive net change in non-cash operating items of $7.5 million; this was mainly due to the positive effect on cash of the decrease of $9.1 million in our accounts receivable (timing of sales) and the increase of $3.1 million in our accounts payable and accrued liabilities and other liabilities due to timing of purchases and payments during the quarter. These positive effects on cash were offset in part by the increase of $2.2 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered) and the increase of $2.1 million in our inventories, to sustain increased sales activities.

Cash flows provided by operating activities in the second quarter of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $10.1 million, offset in part by the negative net change in non-cash operating items of $5.1 million; this was mainly due to the negative effect on cash of the increase of $5.1 million in our accounts receivable (increase and timing of sales), the increase of $1.9 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), and the increase of $762,000 in our inventories, to sustain increased sales activities. However, accounts payable and accrued liabilities increased $2.6 million due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first half of fiscal 2011 were mainly attributable to the net earnings after items not affecting cash of $18.9 million, offset in part by the negative net change in non-cash operating items of $767,000; this was mainly due to the negative effect on cash of the increase of $3.2 million in our income taxes and tax credits recoverable (mainly tax credits earned during the period and not yet recovered) and the increase of $3.5 million in our inventories, to sustain increased sales activities. These negative effects on cash were offset in part by the decrease of $4.6 million in our accounts receivable (timing of sales) and the increase of $2.0 million in our accounts payable and accrued liabilities and other liabilities, due to timing of purchases and payments during the period.

Cash flows provided by operating activities in the first half of fiscal 2010 were mainly attributable to the net earnings after items not affecting cash of $15.0 million, offset by the negative net change in non-cash operating items of $12.7 million; this was mainly due to the negative effect on cash of the increase of $9.3 million in our accounts receivable (increase and timing of sales), the increase of $3.4 million in our income taxes and tax credits recoverable (mainly tax credits earned during the quarter and not yet recovered), the increase of $3.1 million in our inventories, to sustain increased sales activities and the increase of $615,000 in prepaid expenses (IT maintenance). However, accounts payable and accrued liabilities increased $3.7 million due to timing of purchases and payments during the quarter.

Investing activities (including discontinued operations)

Cash flows used by investing activities were $20.0 million for the three months ended February 28, 2011, compared to cash flows provided of $1.8 million for the same period last year.

Cash flows used by investing activities were $16.5 million for the six months ended February 28, 2011, compared to cash flows provided of $2.9 million for the same period last year.

In the second quarter of fiscal 2011, we acquired (net of disposal) $18.5 million worth of short-term investments and we paid $1.3 million for the purchase of capital assets and $111,000 in relation to the acquisition of NetHawk.

For the corresponding period last year, we disposed (net of acquisitions) of $3.3 million worth of short-term investments but paid $1.5 million for the purchase of capital assets.

In the first half of fiscal 2011, we acquired (net of disposal) $35.0 million worth of short-term investments and we paid $3.3 million for the purchase of capital assets and $243,000 in relation to the acquisition of NetHawk. However, we received $22.1 million from the disposal of discontinued operations.

For the corresponding period last year, we disposed (net of acquisitions) of $5.7 million worth of short-term investments but paid $2.8 million for the purchase of capital assets.

Financing activities (including discontinued operations)

Cash flows provided by financing activities were $923,000 for the three months ended February 28, 2011, compared to $127,000 for the same period last year.

Cash flows provided by financing activities were $984,000 for the six months ended February 28, 2011, compared to $113,000 for the same period last year.

In the second quarter of fiscal 2011, we received $1.2 million from the exercise of stock options but made a repayment of $296,000 of our long-term debt.

In the first half of fiscal 2011, we received $1.3 million from the exercise of stock options but made a repayment of $296,000 of our long-term debt.

During the second quarter and the first half of fiscal 2010, cash flows provided by financing activities were due to the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, realized foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at February 28, 2011, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2011 to August 2011	$13,500,000	1.0906
September 2011 to August 2012	20,400,000	1.0802
September 2012 to January 2013	1,500,000	1.0722
Total	$35,400,000	1.0838

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.The fair value of forward exchange contracts amounted to net gains of $597,000 as at August 31, 2010 and $3.8 million as at February 28, 2011, following the increase in the value of the Canadian dollar compared to the US dollar during the quarter. The period-end exchange rate was CA$0.9714 = US$1.00 as at February 28, 2011.

CONTINGENCY

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against EXFO, four of the underwriters of our Initial Public Offering and some of our executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that EXFO’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with EXFO’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with EXFO’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at predetermined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the defendants in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of EXFO’s underwriters, EXFO and two of our executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns EXFO and our two executive officers in particular, the amended complaint alleges that (i) EXFO’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of EXFO’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with EXFO, controlled it and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against EXFO was dismissed. On October 8, 2002, the claims against its officers were dismissed, without prejudice, pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs (the “Tolling Agreements”). Subsequent addenda to the Tolling Agreements extended the tolling period through August 27, 2010.

In June 2004, an agreement of partial settlement was submitted to the court for preliminary approval. The proposed partial settlement was between the plaintiffs, the issuer defendants in the consolidated actions, the issuer officers and directors named as defendants, and the issuers’ insurance companies. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the notice administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members by January 15, 2006. The settlement fairness hearing occurred on April 24, 2006, and the court reserved decision at that time.

While the partial settlement was pending approval, the plaintiffs continued to litigate against the underwriter defendants. The district court directed that the litigation proceed within a number of “focus cases” rather than in all of the 310 cases that have been consolidated. EXFO's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing of that decision and, on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit’s opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified. On June 25, 2007, the district court entered an order terminating the settlement agreement. On August 14, 2007, the plaintiffs filed their second consolidated amended class action complaints against the focus cases and, on September 27, 2007, again moved for class certification. On November 12, 2007, certain defendants in the focus cases moved to dismiss the second consolidated amended class action complaints. On March 26, 2008, the district court denied the motions to dismiss, except as to Section 11 claims raised by those plaintiffs who sold their securities for a price in excess of the initial offering price and those who purchased outside of the previously certified class period. Briefing on the class certification motion was completed in May 2008. That motion was withdrawn without prejudice on October 10, 2008.

On April 2, 2009, a stipulation and agreement of settlement between the plaintiffs, issuer defendants and underwriter defendants was submitted to the Court for preliminary approval. The Court granted the plaintiffs’ motion for preliminary approval and preliminarily certified the settlement classes on June 10, 2009. The settlement fairness hearing was held on September 10, 2009. On October 6, 2009, the Court entered an opinion granting final approval to the settlement and directing that the Clerk of the Court close these actions. On August 26, 2010, based on the expiration of the tolling period stated in the Tolling Agreements, the plaintiffs filed a Notice of Termination of Tolling Agreement and Recommencement of Litigation against the two named executive officers. The plaintiffs stated to the Court that they do not intend to take any further action against the named executive officers at this time. Appeals of the opinion granting final approval have been filed. Given that the settlement remains subject to appeal as of the date of issuance of these financial statements, the ultimate outcome of the contingency is uncertain. However, based on the settlement approved on October 6, 2009, and the related insurance against such claims, we have determined the impact to our financial position and results of operations as at and for the three and six months ended February 28, 2011 to be immaterial.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share capital

As at March 31, 2011, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 28,523,497 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value. During the second quarter of fiscal 2011, 5 million multiple voting shares were converted into 5 million subordinate voting shares.

OFF-BALANCE SHEET ARRANGEMENTS

As at February 28, 2011, our off-balance sheet arrangements consisted of letters of guarantee amounting to $7.3 million; these letters of guarantee expire at various dates through fiscal 2017. From this amount, we had $0.7 million worth of letters of guarantee for our own selling and purchasing requirements, which were for the most part reserved from one of our lines of credit. The remainder, in the amount of $6.6 million, was used to secure our line of credit in CNY (Chinese currency) of $4 million. This line of credit was unused as at February 28, 2011.

VARIABLE INTEREST ENTITY

As of February 28, 2011, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

While strategic acquisitions, like the recent acquisition of NetHawk, those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of NetHawk will continue to require the dedication of management resources, which may detract their attention from our day-to-day business and operations.

In addition, we are exposed to currency risks due to the export of our products manufactured in Canada, China and Finland; the large majority of these sales are denominated in US dollars and euros. These risks are partially hedged by operating expenses denominated in US dollars and euros, the purchase of raw materials in US dollars as well as forward exchange contracts. Any decrease in the value of the US dollar compared to the Canadian dollar and the euro in the coming months would negatively affect our results of operations.

Also, our business is subject to the effects of general economic conditions in North America and throughout the world and, more particularly, market conditions in the telecommunications industry. In the past, our operating results were adversely affected by reduced telecom capital spending in North America, Europe and Asia and by unfavorable general economic conditions. In particular, sales to network service providers in North America were significantly and adversely affected by a downturn in 2001 in the telecommunications industry and by the global economic recession in 2009. These recession and downturn affected our key geographic regions or markets. In the event of another recession or slowdown in key geographic regions or markets, we may experience a material adverse impact on our business, operating results and financial conditions.

Furthermore, risks and uncertainties related to the telecommunications test and service assurance industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Also, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets, which requires certain actions, such as the operation of our manufacturing facilities in China and software development centers in India. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, pricing pressure, cultural differences and the management of operations in China and India.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders and, therefore, our suppliers may experience difficulties, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time of our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-GAAP FINANCIAL MEASURES

We provide non-GAAP financial measures (EBITDA*, adjusted EBITDA* and sales, excluding gains/losses on forward exchange contracts and sales of recently acquired businesses) as supplemental information regarding our operational performance. We use these measures for the purposes of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the GAAP measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with GAAP. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with GAAP.

*
EBITDA is defined as net earnings before interest, income taxes, amortization of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to GAAP net earnings and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

GAAP net earnings for the period	$1,653	$15,724	$1,154	$1,488

Add (deduct):

Amortization of property, plant and equipment
Continuing operations	1,626	3,300	1,274	2,532
Discontinued operations	–	14	38	71
Amortization of intangible assets
Continuing operations	2,367	4,933	1,492	2,952
Discontinued operations	–	4	10	19
Interest expense
Continuing operations	8	72	76	118
Income taxes
Continuing operations	2,697	5,503	1,299	2,421
Discontinued operations	–	201	369	490

EBITDA for the period	8,351	29,751	5,712	10,091
Gain on disposal of discontinued operations	–	(13,212)	–	–
Adjusted EBITDA for the period	$8,351	$16,539	$5,712	$10,091

Adjusted EDITDA in percentage of sales	11.6%	11.8%	10.6%	10.1%

Additional information

	Three months ended February 28, 2011	Six months ended February 28, 2011	Three months ended February 28, 2010	Six months ended February 28, 2010

Sales from continued operations	$72,046	$137,699	$47,951	$88,243
Sales from discontinued operations	–	1,991	6,159	11,427

Total sales	$72,046	$139,690	$54,110	$99,670